Management's Discussion and Analysis
for the three and nine months ended February 28, 2010

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, April 2010

Medicure’s focus this past quarter continued to be on strengthening the commercial business, with an emphasis on further reducing costs of operation to conserve capital, supporting and building value in the AGGRASTAT® business and working with stakeholders to improve its financial condition. In respect to its financial condition, the Company received extensions from its senior lender to defer payments of about US $2.3 million now due April 16, 2010 to give the parties additional time to develop an appropriate restructuring plan (see the accompanying MD&A for further details). These agreements allow the Company to continue a dialogue with the lender regarding its outstanding payment obligations and to continue the formal process announced on January 13, 2010. Management is executing its recently refined commercial strategy for AGGRASTAT®, including the clinical and regulatory strategies. Medicure is also committing a small amount of capital for the clinical development of a new treatment for Tardive Dyskinesia.

The commercial business, being sales of AGGRASTAT®, remains central to our Company. Net sales of AGGRASTAT® for the third quarter was $0.80 million compared to $0.97 million in the previous quarter, representing quarter-over-quarter decrease.

In an effort to redirect and secure resources to enhance the value of the product franchise and to maintain adequate operations while the dialogue with its creditor continues, management has implemented operating cost control measures including a substantial reduction of research and development and optimization of sales and marketing practices.

Medicure continues the enrolment of patients in its Phase II clinical trial of TARDOXALTM for the treatment of Tardive Dyskinesia. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.

I thank our shareholders, stakeholders and employees for their continued support. We have actively addressed several challenges over the past quarter and continue these efforts to improve the Company’s financial status, including the value of its assets.

Yours sincerely,

/s/ Albert D. Friesen

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") is current to April 12, 2010 and should be read in conjunction with Medicure Inc.’s ("Medicure" or the “Company”) unaudited consolidated financial statements for the three and nine months ended February 28, 2010, and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the managements’ discussion and analysis, audited consolidated financial statements, and Company’s Annual Report on Form 20-F for the year-ended May 31, 2009 and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31. The Company’s independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited interim consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

  intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

  intention to develop TARDOXALTM for neurological disorders;

  intention to investigate and advance certain other product opportunities;

  intention to obtain regulatory approval for the Company's products;

  expectations with respect to the cost of the testing and commercialization of the Company's products;

  sales and marketing strategy;

  anticipated sources of revenue;

  intentions regarding the protection of the Company's intellectual property;

  business strategy; and

  intention with respect to dividends.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

MEDICURE INC.
Management's Discussion and Analysis

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

  the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

  the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

  positive results of current and future clinical trials;

  the uncertainties associated with the acceptance and demand for new products;

  clinical trials will not be unreasonably delayed and expenses will not increase substantially;

  government regulation will not impose requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

  the Company's ability to attract and retain skilled staff;

  market competition;

  tax benefits and tax rates; and

  the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

Company Profile

Medicure is specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc. The Company’s primary research and development program of focus is the clinical development of TARDOXALTM for neurological disorders, although the Company continues to investigate and advance certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, securing additional sources of financing, and restructuring its existing Debt Financing Agreement. The Company estimates it has sufficient working capital to fund ongoing operations excluding debt obligations. As of February 28, 2010, the Company had a current debt service obligation of US$2.3 million included in accrued interest on the Balance Sheet which as of April 12, 2010 is due the earlier of April 16, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender. Without this extension the Company would have been in default on its Debt Financing agreement. (See going concern assumption and continuity of operations).

MEDICURE INC.
Management's Discussion and Analysis

The ongoing focus of the Company and the primary asset of interest in this process is AGGRASTAT® (tirofiban HCl) which the Company sells in the U.S. through its subsidiary, Medicure Pharma, Inc. (Somerset, NJ). In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of its field based cardiovascular specialists, the Company is in the process of developing and implementing a new brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to secure a significant portion of, and to further expand AGGRASTAT’S® share of, the US $450 million GP IIb/IIIa inhibitor market. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan.

Recent Developments

  As announced on January 13, 2010 and as a result of ongoing discussions with its lender and the progress made by management in the advancement of AGGRASTAT® , the Company has received a number of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company.

  In light of these developments, the Board of Directors of Medicure has mandated the implementation of a formal process to evaluate all of these expressions of interest and to solicit others with a view to pursuing those opportunities that maximize value for shareholders and other stakeholders. To assist in this process, the Board has retained Bloom Burton & Co, a leading Canadian life sciences focused investment banking firm, to assist in the evaluation of financial alternatives and fundraising options, and Beal Advisors LLC, a San Francisco based financial and strategic advisory firm, to assist in the partnership, license or sale of AGGRASTAT® .

  The Company anticipates the process will take several months; however, there can be no assurance that any transaction will ultimately be completed.

  To further capital conservation and redirection efforts the Company has streamlined its US sales staff and further downsized its administration staff. The Company has also outsourced a large portion of its administration and accounting functions to a service company to further reduce costs (See Changes in Internal Controls).

  During the period the Company had had ongoing discussions with its senior lender in order to restructure the existing arrangements and has received extensions from its senior lender to defer US$2.3 million in payments, which as discussed above is now due April 16, 2010 to give the parties additional time to develop an appropriate restructuring plan for the Company. The Company is continuing with these discussions and are working to have a satisfactory resolution as soon as possible. The Company also continues to explore other strategic arrangements to recapitalize the Company. The senior creditor has thus far provided extensions to allow for this process and is in dialogue with the Company with a view to finding a satisfactory outcome, however, there can be no assurance that the senior creditor will be satisfied through the process or that it will provide sufficient time to maximize the process.

Commercial:

AGGRASTAT® is a glycoprotein GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI). The Company’s U.S. subsidiary, Medicure Pharma, Inc. (Sommerset, NJ) supports the product through its hospital-based cardiovascular staff with the support of Medicure’s home office commercial operations based in Winnipeg, MB.

Net revenue from the sale of AGGRASTAT® for the three and nine months ended February 28, 2010 decreased 46% and 34% over the net revenue for the same periods in 2009. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates and a spike in wholesale sales volumes, where wholesalers increased purchasing in advance of an announced price increase introduced during the 3rd quarter of 2009. A decline in wholesale sales followed the price increase and wholesale demand has been steady since that point. Wholesale demand does not equate to hospital demand, which has been stable over the period.

MEDICURE INC.
Management's Discussion and Analysis

Going forward and contingent on financing arrangements, including the successful renegotiation of the Company’s current debt. (See the Critical Accounting Estimates and Changes in Accounting Policies for further details), the Company expects to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s lead Research and Development program is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs. A modest amount of capital is being used on the clinical program for treatment for TD and on exploring other potential treatments using data collected during previous research programs. The Company is also investing a modest amount of capital on regulatory and clinical planning activities in preparation for planned future clinical and product development programs related to AGGRASTAT®.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients
AGGRASTAT®	Acute Cardiology	Phase III/IV - planning
MC-1-Chronic	Lipid lowering/metabolic syndrome	Phase II - pursuing partnership
MC-45308	Anti-thrombotic small molecules	Discovery–pursuing partnership

The TARDOXALTM and MC-1 programs benefit from over 10 years of work that Medicure invested in the advancement of this compound through advanced human clinical testing in acute and chronic cardiovascular conditions. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab based work. The Company believes the information and physical assets resulting from this activity is a valuable asset that will reduce costs and also speed development of this molecule for application to other conditions.

The development of MC-1 for use in acute cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold. The Company is continuing some analyses from these studies as resources permit, and will in due course determine what, if any, further investigation is warranted.

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

MEDICURE INC.
Management's Discussion and Analysis

The accompanying unaudited interim consolidated financial statements for the three and nine months ended February 28, 2010 have been prepared by management in accordance with Canadian GAAP and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2009, except as disclosed in Note 2. These unaudited interim financial statements should be read in conjunction with the May 31, 2009 audited financial statements.

The current period’s financial statements include the operations of the Company for the three and nine month period ended February 28, 2010. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine month period ended February 28, 2010 are not necessarily indicative of the results to be expected for the full year.

Going concern assumption and continuity of operations

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations.

The Company has experienced a loss of $4,207,673 and negative cash flows from operating activities of $1,538,676 in the nine months ending February 28, 2010, and has accumulated a deficit of $152,756,973 as at February 28, 2010. In March 2008, the Company announced a corporate restructuring which included a significant reduction in numbers of staff and in resources allocated to certain programs. The Company continues to further reduce its staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. The Company is also in ongoing discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Management's Discussion and Analysis

Critical Accounting Estimates and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (Canadian GAAP) requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Estimates and assumptions may be revised as new information is acquired, and are subject to change.

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances. Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Interest income is recognized as earned.

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

MEDICURE INC.
Management's Discussion and Analysis

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Stock-based compensation

The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three and nine month period ended February 28, 2010 and 2009, the Company recorded stock-based compensation of $42,118 and $126,355 (February 28, 2009 - $109,565 and $224,464) respectively.

New Accounting Standards adopted during the period:

Goodwill and intangible assets:

Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research & Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. There was no impact on the Company's financial position and results of operations on adoption of this standard.

MEDICURE INC.
Management's Discussion and Analysis

Recent accounting pronouncements:

International Financial Reporting Standards:

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB’s strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the fiscal year ending May 31, 2012 and will include the comparative period for fiscal 2011.

The Company is in the process of preparing an implementation plan which identifies key activities to occur leading up to the changeover. In 2010, the Company plans to complete its detailed gap assessment of the current differences between Canadian GAAP and IFRS applicable to the Company. A summary analysis indicates that in most cases, the Company would opt for a prospective application when the choice is available. The Company will need to finalize its accounting policy choices within IFRS and assess its elective options under first-time adoption of IFRS.

While the Company has commenced the scoping and diagnostic activities, management has not yet determined the impact of the current Canadian GAAP to IFRS conversion on the Company’s consolidated financial statements. Certain options permitted under IFRS are currently under analysis.

Strategic changes made over the past year have delayed implementation of the Company's IFRS conversion project. Management is still in the process of assessing the financial impact that IFRS will have on the Company's financial statements.

The Company expects the International Accounting Standards Board to continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company’s financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Business Combinations:

In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

Non-controlling Interests:

In January 2009, the CICA issued Handbook Section 1602, "Non-controlling interests," which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

MEDICURE INC.
Management's Discussion and Analysis

Consolidated Financial Statements:

In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$, except per share data)	Feb 28, 2010	Nov 30, 2009	Aug 31, 2009	May 31, 2009

Product sales, net	796	977	974	678
Interest and other income	-	4	1	8
Selling, general and administrative	1,041	1,068	1,777	3,439
Research and development	43	81	186	221
Investment tax credit	-	-	(307)	(34)
Write-down of intangible assets	533	-	-	(60)
Interest expense	814	814	839	823
Foreign exchange loss(gain)	(142)	(1,081)	73	(4,508)
Income (loss) for the period	(2,122)	(176)	(1,910)	312
Basic and diluted loss per share	(0.02)	(0.00)	(0.01)	(0.00)

	Feb 28, 2009	Nov 30, 2008	Aug 31, 2008	May 31, 2008

Product sales, net	1,486	1,458	1,171	741
Interest and other income	29	115	104	312
Selling, general and administrative	1,756	2,149	1,911	2,353
Research and development	176	137	(511)	(60)
Investment tax credit	(532)	-	-	-
Impairment of intangible assets	1,696	-	-	-
Interest expense	960	2,040	1,122	1,072
Foreign exchange loss(gain)	809	3,878	1,457	88
Income (loss) for the period	(3,644)	(6,975)	(3,009)	(2,705)
Basic and diluted loss per share	(0.03)	(0.05)	(0.02)	(0.02)

The quarterly loss for the three month period ended February 28, 2010 is $1.5 million lower than the three month period ended February 28, 2009 due to:

  $0.9 million spread between 2010 Q3 foreign exchange gain of $0.1 and 2009 Q3 loss of $0.8. The majority of the losses related to the Company’s US$ denominated debt adjusted for fluctuations in US exchange rates;

  $0.7 million decrease in selling, general and administrative expenses directly attributable to management's efforts to reduce operating costs;

MEDICURE INC.
Management's Discussion and Analysis

  $0.5 million non-cash write-down of intangible assets related to management's decision not to pursue a number of issued and pending patent rights and a $0.3 million charge related to the Company's contractual minimum purchase requirements with the manufacturer of AGGRASTAT® ;

  $0.7 million decrease in sales attributable to a fluctuations in wholesale sales as well as fluctuations in foreign exchange offset by the price increase introduced during 2009.

Results of Operations

Revenue

The change in revenue for the three and nine months ended February 28, 2010 and February 28, 2009 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Product sales, net	$796	$1,486	$(690)	$2,714	$4,115	$(1,401)

Net revenue from the sale of AGGRASTAT® for the three and nine months ended February 28, 2010 decreased 46% and 34% over the net revenue for the same periods in 2009. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates and a increase in wholesaler purchasing in advance of a price increase introduced during the 3rd quarter of 2009. Since then, wholesale purchasing has more closely reflected hospital demand with modest fluctuations attributing to wholesaler inventory adjustments. In both the three and nine month periods, hospital demand for AGGRASTAT® remained stable against its rolling 12 month average.

Cost of goods sold

The change in cost of goods sold for the three and nine months ended February 28, 2010 and February 28, 2009 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Cost of goods sold	$379	$89	$290	$488	$242	$246

Cost of goods sold represents direct product costs associated with AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

The Company has a minimum purchase commitment for the manufacturing of AGGRASTAT® and as a result has recorded a $0.3 million charge to recognize this commitment. Management is in ongoing discussions to renegotiate the terms of the manufacturing contract with the vendor, the outcome of which cannot be predicted at this time. The increase is partially offset by direct costs linked to lower sales volume during the three and nine months ended February 28, 2010 as compared to the same periods of 2009.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

MEDICURE INC.
Management's Discussion and Analysis

The changes in selling, general and administrative expenditures for the three and nine months ended February 28, 2010 and February 28, 2009 are reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Selling, general, and administrative expenditures – AGGRASTAT®	$611	$1,872	$(1,261)	$2,705	$4,610	$(1,905)

Selling, general, and administrative expenditures – Other	430	(116)	546	1,178	1,206	(28)

Total selling, general, and administrative expenditures	$1,041	$1,756	$(715)	$3,883	$5,816	$(1,933)

Selling, general and administrative expenditures - AGGRASTAT® decreased during the three and nine month period ended February 28, 2010 as compared to same period in the prior year mainly due to :

  The Company payroll costs were lower during period attributable to management's efforts to reduce operating costs;

  The average US exchange rate for the period was lower than the in the comparable periods of 2009 resulting in a decrease in Selling, general and administrative expenditures; and

  Overall the Company’s Selling, general and administrative expenditures – AGGRASTAT® is lower in many areas as a result of the cost curtailment program implemented since the beginning of the fiscal year.

Selling, general and administrative expenditures – Other decreased during the nine month period ended February 28, 2010 as compared to same period in the prior year mainly due to:

  During the first nine months of fiscal 2010 the board has agreed to waive board fees given the current financial condition of the Company. This resulted in saving of approximately $74,000 compared to prior year; and

  Overall the Company’s Selling, general and administrative expenditures – other is lower in many areas as a result of the cost curtailment program implemented since the beginning of the fiscal year.

  During the first nine months of fiscal 2010, the Company has incurred an increase of legal and professional fees $151,000 related to ongoing discussions with the Company's secured lender;

The decrease during the three month period ended February 28, 2010 as compared to same period in the prior year mainly due to a refund for USD $400,000 in FDA regulatory fees previously paid. The Company does not expect to incur these fees in fiscal 2010.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the three and three and nine month period ended February 28, 2010 as compared to same period in the prior year are reflected in the following table:

MEDICURE INC.
Management's Discussion and Analysis

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Research & development expenditures	$43	$176	$(133)	$313	$(198)	$511

The decrease in Research and development expenditures as compared to fiscal 2009 is due to the Company scaling back research and development plans. The Company does not anticipate incurring significant research and development costs during fiscal 2010 until such time it has completed a financial restructuring of long term debt (see Liquidity and Capital Resources) and additional raised capital. The Company does however plan on continuing with its Phase II clinical study TARDOXALTM on a cost conservative basis until such time as the Company’s financial condition improves.

Clinical Trial Programs

Subject to completing a financial restructuring of long-term debt (see Liquidity and Capital Resources), raising sufficient capital and pending the outcome of discussions with the FDA, management plans to initiate certain new clinical studies of AGGRASTAT®.

Other than the potential AGGRASTAT® program(s) which is subject to the uncertainties discussed above, no Phase 3 clinical trials are planned for fiscal 2010.

The only other planned Clinical Trial at this time is the Phase II TARDOXALTM discussed below.

MC-1 CABG Program

A small amount of administrative costs continued to be incurred on this program in the first quarter of fiscal 2010. For the nine months ended February 28, 2010 expenditures for the MEND-CABG program were $39,000, as compared to net recoveries of $640,000 for the nine months ended February 28, 2009.

TARDOXALTM and MC-1 Chronic Program

Medicure’s lead development programs involve use of TARDOXALTM in the treatment of neurological conditions and other new chronic applications of MC-1 such as lipid lowering. The Company is continuing in a cost conservative manner and is enrolling patients in a small Phase II clinical study for this product. Note that this product was in recent months referred to by the trade name AVASTREMTM and prior to that as MC-1 Chronic.

For the nine months ended February 28, 2010, total expenditures for the TARDOXALTM and MC-1 Chronic program were $118,000, as compared to $24,000 during the same period in fiscal 2009.

Preclinical Programs

Medicure possesses a library of novel, anti-thrombotic small molecules developed by its Drug Discovery program. Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established.

MEDICURE INC.
Management's Discussion and Analysis

Impairment of intangible assets

The write-off of intangible assets for the nine months ended February 28, 2010 and February 28, 2009 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Impairment of intangible assets	532,571	1,696,004	(1,163,433)	532,571	1,696,004	(1,163,433)

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender issued patents and withdraw applications under review. The majority of these patents were in the review stage in numerous countries. As a result, an impairment charge of $0.5 million was recorded to write off the carrying value of these specific patents.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Interest Expense

The change in interest expense for the three and nine months ended February 28, 2010 and February 28, 2009 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Interest expense	$814	$960	$(146)	$2,468	$4,122	$(1,654)

The decrease in interest expense for the three and nine month periods ended February 28, 2010 as compared to fiscal 2009 is primarily due to the the repayment of the term loan facility during the second quarter of 2009.

Foreign Exchange Loss (Gain)

The change in the foreign exchange loss (gain) for the three and nine months ended February 28, 2010 and February 28, 2009 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Foreign exchange (gain) loss	$(142)	$809	$(951)	$(1,150)	$6,144	$(7,294)

MEDICURE INC.
Management's Discussion and Analysis

The net foreign exchange gain during the nine months ending February 28, 2010 changed by $7.29 million due to a weakening of the U.S. dollar relative to the Canadian dollar in the period. Foreign exchange loss represents changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to US dollar. The value of the Canadian dollar relative to the US dollar increased over the period, with exchange rates moving from $1.095 as at May 31, 2009 to $1.053 as at February 28, 2010, which resulted in a foreign exchange gain of $1.2 million for the period. Over the same period in the prior year, the value of the Canadian dollar decreased, with exchange rates moving from $0.994 as at May 31, 2008 to $1.271 as at February 28, 2009, which resulted in a foreign exchange loss of $6.14 million for the prior period.

As at February 28, 2010, the Company has approximately USD $0.3 million in U.S. denominated cash and cash equivalents compared with USD $25.0 million in long term debt. At February 28, 2009 the Company had approximately USD $2.2 million in U.S. denominated cash and cash equivalents and restricted cash compared with USD $25.0 million in long term debt.

Loss for the Period

The consolidated net loss for the three and nine months ended February 28, 2010 and February 28, 2009 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 28, 2010	Feb 28, 2009	(decrease)	Feb 28, 2010	Feb 28, 2009	(decrease)

Loss for the period	$2,121	$3,644	$(1,523)	$4,208	$13,628	$(9,420)
Loss per share	$0.02	$0.03	$(0.01)	$0.03	$0.10	$(0.07)

As discussed above the main factors contributing to the decrease in the loss as compared to 2009 fiscal year resulted from cost curtailment program whereby normal operating costs (exclusive of debt servicing requirements, as discussed above) have been brought in line with revenues. Savings were offset by decreases in wholesale AGGRASTAT® sales.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and the exercise of stock options, and interest on excess funds held.

Cash used in operating activities for the first nine month of fiscal 2010 decreased $6.0 million or 79% to $1.5 million compared to $8.1 million for fiscal 2009 primarily due to:

  A decrease in cash inflows of $0.9 million for AGGRASTAT® sales, net of selling, general and administration costs;
  A increase in cash outflows of $0.5 million for research and development programs, specifically due to FDS fees refunded in the prior year;
  An increase of $0.3 for investment tax credits received; and
  A decrease of $0.6 million related to the change in accounts receivable, accounts payable and other accruals.

Investing and financing activities for third quarter of fiscal years 2010 and 2009 were insignificant.

At February 28, 2010 the Company had cash and cash equivalents totaling $331,000 compared to $1,979,000 of cash and cash equivalents as of May 31, 2009. As at February 28, 2010, the Company had a working capital deficiency of $4,272,000 compared to working capital deficiency of $535,000 at May 31, 2009. The reduction of working capital was mainly due to increases in accrued interest on long-term debt and use of funds to support operations.

MEDICURE INC.
Management's Discussion and Analysis

The Company has current debt service obligation of US$2.3 million included in accrued interest on the balance sheet. This US$2.3 million payment is due the earlier of April 16, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an Event of Default. In the event of default, the lender could exercise its security rights under the agreement. Depending on the outcome of these negotiations’ the Company will not have sufficient working capital to maintain operations. In addition to the negotiations with the company’s senior lender the company is also implementing a cost savings program to further reduce its operating expenses and exploring additional strategic alternatives. There is no certainty that the negotiations with the Company’s senior lender will be successful, or that additional strategic alternatives will provide the necessary working capital. (See Going Concern Assumption and Continuity of Operations for further details)

The total number of common shares issued and outstanding at April 12, 2010 and February 28, 2010 was 130,307,552.

As at February 28, 2010, the Company had 130,307,552 common shares outstanding; 5,132,192 options to purchase common shares outstanding; and 15,961,271 warrants to purchase common shares outstanding.

Contractual Obligations

As at February 28, 2010, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

(in thousands of USD $)	Total	2010	2011	2012	2013	2014	Thereafter

Debt financing obligations 1.	$45,411	$2,600	$3,500	$3,920	$4,390	$4,917	$26,084
Purchase agreement Commitments 2.	1,852	-	644	805	403	-	-
Management services agreement Commitments	225	75	150	-	-	-	-

Total	$47,488	2,675	4,294	4,725	4,793	4,917	26,084

Debt obligations reflect the minimum annual payments under the debt financing agreement. See note 1 below.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1, TARDOXALTM as well as other related compounds.

In addition, as at February 28, 2010, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in related to these agreements.

1.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. Additional information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2009, which can be obtained on SEDAR (www.sedar.com).

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

MEDICURE INC.
Management's Discussion and Analysis

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement.

Contingencies

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company and underlying terms and conditions of the debt agreement. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at February 28, 2010. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

MEDICURE INC.
Management's Discussion and Analysis

(Expressed in USD $)	February 28, 2010	May 31, 2009

Cash and cash equivalents	$278,548	$1,151,509
Accounts receivable	386,432	410,885
Accounts payable and accrued liabilities	(839,550)	(934,099)
Accrued interest on long-term debt	(4,499,967)	(2,328,992)
Long term debt	(25,000,000)	(25,000,000)

Net	$(29,674,537)	$(26,700,697)

Based on the above net exposures as at February 28, 2010, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,500,000 in the Company’s net losses.

Related Party Transactions

During the three and nine months ended February 28, 2010, the Company paid companies controlled by a the Chairman a total of $126,685 and $343,664, respectively (three and nine months ended February 28, 2009 - $87,503 and $262,509) for office rent, supplies, property and equipment and consulting fees. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook

Without a satisfactory outcome of the debt restructuring (See Going Concern Assumption and Continuity of Operations for further details) there is substantial doubt about the Company’s ability to continue as a going concern, and accordingly there is no certainty that any of these strategies discussed below can be achieved.

The Company’s strategic focus in fiscal 2010 will be to support AGGRASTAT®, to further develop new business strategies for AGGRASTAT®, to advance TARDOXALTM and other of its R&D based assets, to secure additional sources of funding and to continue to focus on cost savings measures.

It is the Company’s plan to focus on partnership opportunities for the pivotal clinical development and commercialization of TARDOXALTM, MC-1 Chronic, MC-1 Acute and its preclinical antithrombotic program. Such a partnership could provide funding for research and development in the respective program. The Company will also continue to explore other ways of maximizing shareholder value from AGGRASTAT®, such as through partnerships or other strategies involving third parties.

Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain business areas, or commence and explore new business areas. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Disclosure Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). In the fourth quarter of fiscal 2009, the Company reported the following material weaknesses in the design of its internal control over financial reporting:

MEDICURE INC.
Management's Discussion and Analysis

  The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 16 to the annual financial statements. Management and Board reviews are utilized to mitigate this risk including the engagement of independent consultants.

  Due to the limited number of staff and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions. Management and Board reviews are utilized to mitigate these risks.

Although these control deficiencies did not result in any material misstatements or consequent adjustments to the Company’s annual audited or interim unaudited consolidated financial statements, the Company is continuing to address the deficiencies.

Changes in Internal Controls

There were no significant changes to the Company’s key internal controls over financial reporting during the nine months ended February 28, 2010.

During the second quarter, the Company transferred the accounting and administrative responsibilities to a company controlled by the Chairman, President & CEO of the Company and appointed a new Chief Financial Officer.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year-ended May 31, 2009, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including MC-1 Chronic. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to achieve market penetration of AGGRASTAT®.

The Company’s future operations are dependent upon the ability to restructure its debt, complete other strategic alternatives, and/or secure additional funds, which may not be available under favourable terms, if at all (See Note 1 to the Company’s Consolidated Financial Statements). If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

MEDICURE INC.
Management's Discussion and Analysis

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and its significant debt service obligations. The Company’s financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2009, which can be obtained on SEDAR (www.sedar.com).